CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (Amended and Restated)

TABLE OF CONTENTS

INTRODUCTION
ADDITIONAL INFORMATION
RESTATEMENT
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS
CAUTIONARY NOTE TO U.S. INVESTORS
OVERVIEW AND OUTLOOK
STRATEGY AND RISK MANAGEMENT
CHANGE IN ACCOUNTING POLICY
REVIEW OF FINANCIAL RESULTS
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES
FINANCIAL INSTRUMENTS
NORMAL COURSE ISSUER BID
CRITICAL ACCOUNTING ESTIMATES
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
RISKS AND UNCERTAINTIES
OTHER INFORMATION
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and six months ended June 30, 2009.  In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three and six months ended June 30, 2009 and the audited financial statements, notes and MD&A for the year ended December 31, 2008.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The significant accounting policies are outlined in Notes 2, 3 and 4 to the Company’s financial statements for the year ended December 31, 2008.  These accounting policies have been applied consistently for the three and six months ended June 30, 2009.

The effective date of this MD&A is August 14, 2009, as restated February 1, 2010.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.  Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

RESTATEMENT

This MD&A for the period ending June 30, 2009 has been amended to provide disclosure of the Company’s amended accounting policy for its investment in Vatukoula Gold Mines Plc from the equity method of accounting to the principles of accounting as determined by CICA Handbook Section 3855 “Financial instruments – recognition and measurement” (which occurred during the fourth quarter of fiscal 2009).  The restatement resulted in changes to the reported carrying value of assets, net loss and shareholders’ equity as at and for the periods ended June 30, 2009 as follows:

	As Previously Reported	Adjustment	Restated

Assets
Marketable securities	$511	$10,473	$10,984
Investment in Vatukoula Gold Mines Plc	6,486	(6,486)	-

Shareholders’ equity
Deficit	(47,146)	3,987	(43,159)

Statement of Operations, Comprehensive Income and Deficit for the three months ended June 30, 2009:
General expenses	(471)	(49)	(520)
Unrealized (loss) gain on securities	(306)	4,036	3,730

Income (loss) per share – basic and diluted	(0.01)	0.04	0.03

Statement of Operations, Comprehensive Income and Deficit for the six months ended June 30, 2009:
General expenses	(906)	(49)	(955)
Unrealized (loss) gain on securities	25	4,036	4,061

Income (loss) per share – basic and diluted	$(0.01)	$0.03	$0.02

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Such forward-looking statements in this MD&A include the planned/proposed Prairie Creek Mine operations, anticipated future operating descriptions included in the Company’s Project Description Report (filed for permitting requirements), ongoing work to convert the Project Description Report into a Pre-Feasibility Study, future cost estimates, expectations around the process for obtaining operating permits, the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.  Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Canadian Zinc uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be secured from Canadian Zinc, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

OVERVIEW AND OUTLOOK

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN,” and in the United States on the OTCBB under the symbol “CZICF,” and is engaged in the business of exploration and development of natural resource properties.  The Company’s principal focus is to advance the Prairie Creek Mine (the “Mine” or “Prairie Creek”), a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  CZN also owns a significant interest in Vatukoula Gold Mines Plc and holds an option to acquire the Tuvatu Gold Property in Fiji.

Expansion of Nahanni National Park

In June 2009 new legislation was enacted by the Canadian Parliament entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” to provide for the expansion of Nahanni National Park.

Nahanni National Park has been expanded by 30,000 square kilometres, making it the third largest National Park in Canada.  The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine.  However, the Mine itself and a large surrounding area of approximately 300 square kilometres is specifically excluded from the Park and is not part of the expanded Park.

Section 7(1) of the new Act amended the Canada National Parks Act to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading to the Prairie Creek Area, including the sites of storage and other facilities connected with that road.  Heretofore, an access road to a mine through a National Park was not permitted under the Canada National Parks Act, and the Act was amended solely for Nahanni National Park Reserve and specifically for the purpose of providing access to the Prairie Creek Mine area.

In making the expansion the Government has recognized the importance of resource development in Canada’s North and the decision on the expansion of Nahanni National Park reflects a balanced approach to conservation and to potential future economic benefits that development of the Prairie Creek Mine can bring to the people of the Dehcho.

Canadian Zinc welcomes the long anticipated expansion of Nahanni National Park Reserve, with the exclusion of the Prairie Creek Mine area and the guarantee of access to the Mine through the enlarged Park.  Canadian Zinc has agreed to manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni Park.

Canadian Zinc has been working closely with officials at Indian and Northern Affairs Canada and at Parks Canada, and in consultation with the Government of the Northwest Territories, to achieve this balanced solution.

In July 2008 Canadian Zinc and the Parks Canada Agency entered into a Memorandum of Understanding in which they agreed to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Canadian Zinc believes that the Prairie Creek Mine and the enlarged Nahanni National Park can co-exist and that, properly planned and managed, the enlarged Park will not interfere with the operation of the Prairie Creek Mine and similarly that the operation of the Mine will not adversely impact upon the Park or its ecological integrity.

The proposed development and operation of the Prairie Creek Project is currently undergoing environmental assessment by the Mackenzie Valley Environmental Review Board.  The exclusion of the Prairie Creek Mine from the Nahanni National Park Reserve expansion area has brought clarity to the land use and policy objectives for the region and will facilitate various aspects of the environmental assessment.

Applications for Operating Licence/Permits and Environmental Assessment

On May 28, 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report (“PDR”) was filed with the MVLWB as part of the permit applications.  After conducting and completing the preliminary screening the MVLWB determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The MVLWB therefore resolved, on September 17, 2008, to refer the Land Use Permit applications as well as the Water Licence application to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”) for Environmental Assessment (“EA”).

An EA is the next stage in the regulatory process following preliminary screening by the MVLWB.  The initial phase of the EA consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of the Terms of Reference for the EA.

The Review Board issued the Draft Terms of Reference and a Draft Work Plan on May 11, 2009 and the final Terms of Reference and Work Plan were issued by the Review Board on June 26, 2009.  The Company is beginning the preparation of the Developer’s Assessment Report to be submitted to the Review Board later this year.  The Review Board has indicated that it anticipates concluding its Report of Environmental Assessment by October 2010.  The Review Board will not be assessing construction impacts of already built structures.  The Board has decided that assessment of these facilities will be restricted to the effects of their ongoing operation in combination with the effects of other construction and operations necessary for the operation of the mine.

All comments and documents can be viewed on the MVEIRB website at http://www.mveirb.nt.ca/registry/index.php.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions to ensure CZN meets appropriate environmental guidelines.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four land Use permits for exploration activities and underground development and a winter road permit.  Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.  Given the open-ended nature of the Mackenzie Valley permitting process, and the Company’s experience to date, it is likely that the Environmental Assessment process will extend for a considerable time.

Operations Update

Canadian Zinc’s primary focus for 2009 is to move forward in the permitting process for the operating permits for the Prairie Creek Mine.  This is likely to be a lengthy process, as illustrated by the slow progress to date.

In light of the likely extended timeframe that the permitting process will require, the Company has determined that it will limit expenditures at Prairie Creek for the foreseeable future, operating only a limited work program in the summer months of 2009, and continuing to carry out projects and studies that will be of assistance for the EA process and also in determining and refining future anticipated mine plans.  The Prairie Creek site was re-opened in mid May 2009 and the main focus of summer work will be to continue rehabilitating the winter road which connects the Prairie Creek Mine site to the Liard Highway.  Given the open-ended nature of the Mackenzie Valley permitting process, the Company cannot, with any reasonable assurance at this point in time, provide a detailed estimate as to the likely costs of permitting activities for the remainder of 2009.

Metallurgical Test Results

During the quarter ended June 30, 2009, the Company received positive results of metallurgical testing relating to its planned Prairie Creek Mine.  In late 2008 a 530 kg representative rock sample of mineralized vein material was extracted from multiple headings within the underground workings at the Prairie Creek Mine.  In addition, a large volume of representative mine water was also collected at that time and shipped to SGS Lakefield for use in the same locked cycle tests to better simulate actual site operating conditions.  The sample was composited at SGS Lakefield Research for large scale locked cycle testing with the objective of producing representative concentrates, tailings and process effluents using the actual proposed process flow sheet for the Prairie Creek Mine.  This flow sheet has been presented in the Project Description Report, dated May 2008, submitted as part of the applications for operating permits, which are presently the subject of Environmental Assessment being carried out by the Mackenzie Valley Environmental Impact Review Board.

Heavy Liquid / Dense Media Separation:

Previous metallurgical studies incorporated a Heavy Liquid Separation (“HLS”) process applied to the Run of Mine (ROM) feed to optimize the existing mill at the Prairie Creek Mine by enhancing the metal grade entering into the flotation process, and thus reducing the amount of waste being needlessly processed.  On a commercial scale this will be applied using Dense Media Separation (“DMS”).

A composite ROM sample was stage crushed to a nominal ½ inch size.  The composite was then screened at 14 mesh with the minus ½ inch and plus 14 mesh processed through a HLS plant.  This resulted in 41% of the ROM composite being rejected as waste with a loss of only 2.5% total lead and 4.4% total zinc metal values.  Waste rejection from the previous DMS studies averaged ~30%.  The higher number in this recent case is a significant improvement but may relate to the inherent variability of dilution in the mining of mineralized vein structures to collect the bulk sample.  The HLS test result is

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

consistent with the previous studies in that it demonstrated that a significant increase in mill throughput and grade can be achieved with a minimal loss of economic metals of less than 5%.

Locked Cycle Flotation Tests:

The HLS enhanced process plant mill feed was then combined, mixed, and crushed to 10 mesh in preparation for the locked cycle flotation test work.

After crushing and grinding the HLS enhanced mill feed was delivered into a locked cycle flotation test where concentrates of lead sulphide, zinc sulphide and lead oxide were generated.  No separate zinc oxide flotation was completed since previous metallurgical studies indicated low concentrate grades and low recoveries for zinc oxide.

The locked cycle tests were designed to produce concentrates, tailings and effluent for engineering, marketing and environmental studies.  The test results indicate that the overall grade of the blended lead sulphide / oxide concentrate assayed 67% lead, with an 82% recovery of total lead in the plant feed, and the zinc sulphide graded 58% Zn with a 74% recovery of the total zinc in the plant feed. An average of 92.7% of the total silver values in the plant feed was recovered within the lead and zinc concentrates.

The metallurgical tests generated very satisfactory simulated results of anticipated actual operations in the production mineral concentrates at the Prairie Creek Mine.  The test results showed concentrate grades and recoveries similar to results of previous locked cycle tests, allowing for variations within the individual bulk samples, and confirmed anticipated concentrate grades and recoveries under simulated actual proposed milling operations and using representative actual mine water.

Ongoing Scientific Studies:

The generated by-products of HLS reject and flotation tailings from the metallurgical tests are currently undergoing further study and characterization by Golder Paste Technology Ltd., of Sudbury, Ontario to assist in developing a new plan for the permanent disposal of paste tailings underground.  Similarly CEMI Labs of Burnaby, British Columbia, are further testing various water treatment options on the process effluent generated from this phase of metallurgical testing to ensure a sound treatment scheme during the operation of the Prairie Creek mine.  Further study directed towards reducing the amount of certain deleterious elements within the concentrates, (eg. mercury, antimony and arsenic) to enhance payability, is also being examined.

The results of the test work will be used in pursuing marketing and treatment alternatives for the Prairie Creek concentrates and will also be incorporated into the Developers Assessment Report to be submitted to the MVEIRB later this year.

When the Company receives its operating permits, which is not a certain event, additional finance will be required to bring the mine into commercial production.  This will be dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - 100 million will be required.  This figure, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Acquisition of Shares of Vatukoula Gold Mines Plc

In April 2009, the Company acquired 347,669,022 shares of Vatukoula Gold Mines Plc (“VGM”) at a price of £0.0073 per share for total consideration of £2.538 million ($4.554 million).  VGM is a UK company, listed on the AIM Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

In May 2009, Canadian Zinc entered into a Subscription Agreement (the “Subscription Agreement”) with VGM to acquire a further 200,000,000 shares of VGM (the “Subscription Shares”) for an investment of £1.2 million (£0.06 per share), or approximately $2.169 million (the “Subscription”), subject to approval of VGM shareholders.  On June 10, 2009, VGM shareholders approved the necessary resolutions and the Share Subscription was completed.

Canadian Zinc now holds a total of 547,669,022 ordinary shares of VGM.  In addition, two nominees of Canadian Zinc have been appointed to the Board of VGM.

The Company also granted Viso Gero Global, Inc. (“Viso Gero”), a subsidiary of Red Lion Management Ltd., the option until January 7, 2010, to purchase up to 200,000,000 of its VGM shares at an exercise price of £0.01 per share.  Viso Gero is a private company from which Canadian Zinc acquired its initial 347,669,022 shares of VGM.  Unless and until Viso Gero exercises its option, Viso Gero has no rights as a shareholder of VGM and Canadian Zinc is entitled to vote the VGM shares.

Under the terms of the Subscription Agreement with VGM, should Viso Gero exercise its option over 200,000,000 shares of VGM, Canadian Zinc is entitled to subscribe for up to 250,000,000 additional VGM shares.  The subscription price for any additional VGM shares will be 95% of the volume weighted average price of VGM shares for the five trading days prior to the exercise of the Viso Gero Call Option.

Under the Subscription Agreement VGM has also undertaken that, in the event of any future financing by VGM within the following twelve months, Canadian Zinc will be invited to participate on the same terms in such financing pro rata to its holding so as to maintain its equity position in VGM immediately prior to the completion of such equity financing.

The shares of VGM were acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.  The Company has also agreed that for a period of nine months it will not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances.

Additional information on VGM can be found on the company’s website at www.vatukoulagoldmines.com.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Vatukoula reported increase in gold production

The Vatukoula Gold Mine (formerly the Emperor Gold Mine) in Fiji has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations to a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).

For the quarter ended May 31, 2009 VGM reported that underground mine production at its Vatukoula Gold Mine increased to 54,618 tonnes compared to 47,113 tonnes in the previous quarter.  As a result of the increase in underground mine production and higher mining grades, gold production for the quarter increased by approximately 17% to 8,711 ounces from 7,470 ounces in the previous quarter.

Information reported by Vatukoula Gold Mines Plc	3rd quarter ending May 2009	2nd quarter ending February 2009	1st quarter ending November 2008	9 Months ending May 2009
Mined tonnes	54,618	47,113	67,100	168,831
Mined grade - grams gold / tonne	7.46	7.37	7.84	7.59
Gold produced - ounces (troy)	8,711	7,471	10,522	26,704
Average gold sale price-US$ / ounce	920	884	792	861
Cash Cost - US$/ ounce	680	915	778	739

Underground production for the period to May 31, 2009 increased by 16% to 54,618 tonnes, with an average mined grade of 7.46 grams of gold per tonne.  The underground mining operations remain adversely affected by the availability of underground haulage equipment which has limited the amount of ore the Mine is able to transport to the shaft ore-pass complex.

Following completion of its recent financing activities, part of which was subscribed by Canadian Zinc, VGM began sourcing and ordering refurbished underground mobile equipment required to achieve targeted production levels.  VGM has upgraded its underground pumping capacity with additional pumps and continues with the scheduled refurbishment program of the diesel power generators.

The Vatukoula Treatment Plant continues to operate satisfactorily, with current gold recoveries at 90%, which is consistent with historic gold recoveries at Vatukoula.  The ore milled has increased as a result of the higher feed from the mining operations.

During the quarter ended May 31, 2009, VGM commenced construction of an “oxide circuit” allowing a second feed option to the Mill.  This will allow the Vatukoula Treatment Plant to treat surface oxide ore separately from the underground sulphide ore.  Pre-crushed material will be delivered from various sources and the gold will be recovered using a carbon-in-pulp recovery process.  The oxide circuit started production in July 2009.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

The identification of oxide material on surface close to the current milling operations has given the mine an opportunity to enhance gold production while underground operations are constrained.  The oxide circuit will provide additional mineral processing capacity which will augment the Mine’s gold production.

Subject to the ongoing refurbishment program and delivery of mobile equipment arriving on schedule, VGM believes that it will be able to achieve a pro-rata production rate of 110,000 ounces of gold during the first half of 2010.  VGM believes that this rate of production should lower the Mine’s cash costs per ounce (assuming an oil price of US$70/barrel) to between US$520/ounce and US$580/ounce.

On June 10, 2009 VGM announced that it had entered into a Memorandum of Understanding with the Fijian Sugar Corporation (“FSC”) to enter into an agreement to purchase the electrical power generated from the planned Rarawai Mill Bagasse project.  The FSC is committed to the Bagasse power project as a means to reduce their overall cost of production from the utilization of a waste product.  The Vatukoula gold mine has historically operated on diesel generated power, which can represent approximately 40% (dependent on usage and oil price) of the cash costs.

VGM also announced on June 10, 2009, that the Ministry of Finance and National Planning of Fiji granted VGM additional duty concessions on the import of mobile equipment, and reduced the rate of duty for all other imports, for a period of three years.

For further information on VGM refer to the company website:  www.vatukoulagoldmines.com

Option Agreement – Tuvatu Gold Project, Fiji

In May 2009, the Company completed an Option Agreement on the Tuvatu Gold Project (“Tuvatu”) in Fiji.  The Tuvatu Project is currently owned by American Eagle Resources Inc. (“American Eagle”), through its 100% owned Fijian subsidiary Lion One Limited.  American Eagle was incorporated under the laws of Delaware on January 3, 1978 and was continued under the Business Corporations Act (British Columbia) on February 6, 2008.  The Tuvatu Gold Project property was acquired by American Eagle in September 2008.

Tuvatu is a high grade gold deposit located on the island of Viti Levu, Fiji, in the heart of the Pacific “Rim of Fire,” and located approximately 37 kilometres to the southwest of the 11 million ounce Vatukoula (Emperor) gold deposit.

The Tuvatu Gold Project is situated approximately 15 kilometres by road from Nadi International Airport, the main international gateway to Fiji, and consists of two adjoining Special Prospecting Licences with a total area of approximately 3,265 hectares along with a pending application for a further 7,300 hectares Licence.

The Tuvatu property has been extensively drilled and has over 1,300 metres of underground workings of which the major part is in the form of a 600 metre decline.  The underground workings crosscut through multiple moderate to steeply dipping narrow gold bearing mineralization zones hosted by an intrusive monzonite unit and volcaniclastic units.  Historically the majority of exploration on the property was completed by Emperor Gold Mining Company Limited (“Emperor”), an Australian ASX listed company.  During 1995-2001 extensive exploration was carried out on Tuvatu and it is reported that over $20,000,000 has been spent on project development to date.

The Tuvatu deposit remains open along strike and downdip leaving strong potential to expanding the existing gold resource.  Further evidence of the expansion potential is indicated in over ten separate,

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

under explored mineralized structures which have been identified on surface within a vicinity of three kilometres of the drilled historical resource area.

Under the Option Agreement, the Company has made an option payment of $1.811 million to the majority shareholder of American Eagle and has the option until October 30, 2009 to carry out further evaluation and exploration of the Tuvatu property.  The Company has the option, at any time during the Option Period, to exercise such option to acquire Tuvatu, via amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc would be issued to the shareholders of American Eagle.  The Option Agreement obligates the majority shareholder of American Eagle, upon the Company exercising the option, to support and vote in favour of the amalgamation of American Eagle with a wholly-owned Canadian Zinc subsidiary.  During the option period, Canadian Zinc has agreed to maintain the property in good standing and continue with the current exploration program at an estimated cost of approximately $670,000.

STRATEGY AND RISK MANAGEMENT

Canadian Zinc’s long-term aim has been, and continues to be, to bring the Prairie Creek Mine into production.  CZN is committed to the responsible and sustainable development of the Prairie Creek Mine.  The Company is acutely aware of the ecological value and importance of the area to First Nations, conservationists and the public in general.  CZN intends to operate the Prairie Creek Mine with best available technology and environmental protection so that the temporary impact on the environment during operations are minimal, and long-term effects after closure of the mine will be negligible.  CZN believes that mineral development and conservation of ecological resources need not be mutually exclusive.

The Company’s vision is the development and successful operation of the Prairie Creek Mine with controlled road access, where the ecology is protected, and mineral extraction with its related economic benefits successfully co-exist with traditional aboriginal land uses and the neighboring Nahanni National Park Reserve.

The Company has continued to make progress with its strategy to bring the Prairie Creek Mine into production and, as described in this MD&A, has submitted applications for operating permits.  However, while the Company intends to continue to work to obtain operating permits for Prairie Creek, it has also re-evaluated its planned activities in light of the current global financial concerns.  Accordingly, CZN has sought to implement cost-saving measures in the short-term, in order to focus on the currently required key activities and to preserve cash resources pending future indications as to the state of the global financial and commodity markets.  The Company will continue to evaluate the impact of the current global financial crisis as the development of the Prairie Creek Mine continues.

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire or invest in additional mining assets and businesses.  Canadian Zinc believes that acquisition of suitable mining assets or businesses using the Company’s funds could add shareholder value and diversify the interests of the Company.  As noted above in the “Overview and Outlook” section to this MD&A, Canadian Zinc, during the quarter ended June 30, 2009, entered into various agreements to acquire 547,669,022 shares of Vatukoula Gold Mines Plc and also entered into an option agreement to acquire the Tuvatu gold exploration property.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company determined that it was appropriate to change its accounting policy for resource interests whereby its exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete development has been obtained.  Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian GAAP.

The change in accounting policy was applied retrospectively. The effect of the change was to increase the accumulated deficit at January 1, 2008 by $28.290 million from $13.609 million to $41.899 million.  The effect of the change on the prior period comparatives discussed in this MD&A (i.e. for the three and six months ended June 30, 2008) is summarized in the table below:

	As Previously Reported	Adjustment	Restated

Statement of Operations, Comprehensive Income and Deficit for the three months ended June 30, 2008:
Mineral exploration and development costs	$-	$(977)	$(977)
Net loss / Comprehensive loss for period	(152)	(977)	(1,129)

Loss per share – basic and diluted	(0.00)	(0.01)	(0.01)

Statement of Cash Flows for the three months ended June 30, 2008:
Operating activities	(192)	248	56
Investing activities	$(5,309)	$(248)	$(5,557)

Statement of Operations, Comprehensive Income and Deficit for the six months ended June 30, 2008:
Mineral exploration and development costs	$-	$(1,106)	$(1,106)
Net loss / Comprehensive loss for period	(375)	(1,106)	(1,481)

Loss per share – basic and diluted	(0.00)	(0.01)	(0.01)

Statement of Cash Flows for the six months ended June 30, 2008:
Operating activities	(440)	(1,280)	(1,720)
Investing activities	$4	$1,280	$1,284

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the three and six months ended June 30, 2009 and other public disclosure documents of the Company.  All items in this section discuss the financial results of the Company following the change in accounting policy for resource interests as discussed above.

For the three and six months ended June 30, 2009, the Company reported net income of $3.265 million and $2.968 million respectively, compared to losses of $1.129 million and $1.481 million for the three and six months ended June 30, 2008.  The income reported in 2009 was primarily attributable to significant realized and unrealized gains on the Company’s marketable securities and reduced overall expenditures, including the winter shutdown of the Prairie Creek Mine site.

Mineral Exploration and Development Costs

For the three and six months ended June 30, 2009, the Company expensed a total of $656,000 and $979,000 respectively relating to mineral exploration and development activities compared to $977,000 and $1.106 million for the equivalent prior year periods (including accretion and depreciation charges).  Details of the mineral exploration and development costs are shown in Note 13 to the unaudited financial statements for the period ended June 30, 2009.

Exploration and development costs for the three and six months ended June 30, 2009 include $273,000 of expenditure relating to the Tuvatu Gold Project ($Nil in prior year periods).

Exploration and development costs relating to Prairie Creek for the three and six months ended June 30, 2009, were $383,000 and $706,000 compared to $977,000 and $1.106 million for the three and six months ended June 30, 2008.  Expenditures in the 2009 period primarily relate to the permitting process and to certain studies and tests being performed to assist the Company in determining future mine plans.  The reduction in costs reflects the winter closure of the Prairie Creek Mine site in 2009 whereas this did not occur in 2008, when the Company maintained an active presence at Prairie Creek.  The Prairie Creek Mine was re-opened in mid May 2009 with only a limited staff presence.

Revenue and Investment Income

The Company is in the development stage and does not generate any cash flows from operations.  To date the Company has not earned any significant revenues other than interest and related investment income.  Investment income for the three and six months ended June 30, 2009 was $82,000 and $212,000 respectively compared to $218,000 and $514,000 for the equivalent 2008 periods.  The decrease is attributable to the overall decrease in amounts available for investment during the period ended June 30, 2009 compared to the prior year period and the significant decline in interest rates during the second half of the 2008 fiscal year, which has continued into the first and second quarters of 2009, as a result of the current global recession which has seen central banks cut rates to historically low levels.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Administrative Expenses

Administrative expenses (excluding stock based compensation and depreciation) for the three and six months ended June 30, 2009 were $442,000 and $799,000 compared to $330,000 and $663,000 for the three and months ended June 30, 2008.  The increase was largely attributable to increased project evaluation costs as the Company investigated several potential opportunities to acquire an interest in new mining properties and increased professional fees as the Company negotiated contracts related to the acquisition of new mining interests.

Other Income / Expenses

In the three and six months ended June 30, 2009, the Company recorded expenses for stock-based compensation of $72,000 and $145,000 relating to the vested portion of a grant of stock options to directors, officers, employees and contractors on March 27, 2009.  For the three and six months ended June 30, 2008, stock-based compensation expense was $17,000 and $185,000 respectively.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.  The assumptions used in the calculation are described in Note 17(a) to the unaudited financial statements at June 30, 2009.

The Company, following its decision to invest in certain marketable securities in late 2008 and its acquisition of shares in VGM, reported overall gains on securities of $4.555 million and $4.886 million for the three and six months ended June 30, 2009 compared to losses of $18,000 and $31,000 for the equivalent prior year periods.  These gains arose as a result of the pick up in quoted prices for the marketable securities in which the Company invested.  During the three and six months ended June 30, 2009, the Company realized a gain of $825,000 through the sale of marketable securities (which realized gain is included in the overall gain figures reported above).  All the Company’s marketable securities have been designated as held for trading assets by the Company as described in more detail in the “Critical Accounting Estimates” section to this MD&A.  The unrealized gain/loss on the marketable securities is based upon the market value of the shares at June 30, 2009.  Further details relating to the Company’s marketable securities are included in Note 7 to the unaudited financial statements for the period ended June 30, 2009.

Related Party Transactions

The Company’s related party transactions during the three and six months ended June 30, 2009 consisted of rent for office space paid or payable to corporations with a common director of the Company in the amount of $6,000 and $12,000 compared to $3,000 and $7,000 in the 2008 equivalent periods.  The increase was attributable to increased rent following relocation of the Toronto office.  Particulars relating to related party transactions are shown in Note 19 to the unaudited financial statements for the period ended June 30, 2009.

Income Taxes

The Company is currently not generating operating profits and has recorded a valuation allowance against its future income tax assets.  Accordingly, no current or future income tax expense was recorded during the three and six months ended June 30, 2009 and 2008 respectively.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(thousands of dollars except per share amounts)
Quarter ended	Investment income $	Net Income (Loss) $	Net Income (Loss) per Common Share $
June 30, 2009	82	3,265	0.027
March 31, 2009	130	(297)	(0.002)
December 31, 2008	201	(1,075)	(0.010)
September 30, 2008*	184	(1,671)	(0.015)
June 30, 2008*	218	(1,129)	(0.010)
March 31, 2008*	296	(352)	(0.005)
December 31, 2007*	208	(2,658)	(0.02)
September 30, 2007*	375	(4,922)	(0.040)
* The quarterly results for 2007 and up to September 30, 2008 have been presented after restatement for the Company’s change in accounting policy as described in this MD&A.  Please refer to the section titled “Change in Accounting Policy.”

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities.  There have been no private placements since July 2007.  In addition, there has been a significant decline in the rate of return for such investments as the current global economic crisis has unfolded.

The Company’s net loss and expenditures in 2007 were significantly higher than in 2008 as a result of the underground development and exploration work that was ongoing at Prairie Creek until the end of 2007.  The majority of this work was completed in the summer months to take advantage of the milder weather at that time of year.

During the fourth quarter of 2008, the Company was primarily focused on its permitting activities related to its applications for operating permits.  Activities at Prairie Creek continued until mid-December 2008 at which time the Mine site was closed for the winter.  The Company pursued a number of key studies on operations at the Prairie Creek site which will be important to the permitting process and the proposed operations such as a locked cycle metallurgical test, water treatment studies and analysis of waste tailings product.  The Company also carried out road rehabilitation work along the Prairie Creek riverbed during the fourth quarter of 2008.

During the three and six months ended June 30, 2009, the Company’s costs decreased as a result of the lower level of activities at the Prairie Creek Mine site which opened for the summer season in mid May 2009.  During the same period, as discussed in the “Review of Financial Results” section above, significant realized and unrealized gains were recorded on marketable securities, resulting in overall net income for the three months ended June 30, 2009 of $3.265 million.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

As at June 30, 2009, the Company had cash and cash equivalents of $6.944 million, short-term investments of $6.038 million and marketable securities of $10.984 million (for a total of $23.966 million).  The Company had a positive working capital balance of $23.978 million.  As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 and marketable securities of $2.024 million and a positive working capital balance of $22.557 million.

The Company’s short term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at June 30, 2009 were $182,000 compared to $511,000 at December 31, 2008.  This decrease reflects the impact of the reduced level of activity at the Prairie Creek Mine site during the winter period when the site was closed.

During the quarter ended June 30, 2009, the Company entered into several transactions, as described in the “Overview and Outlook” section to this MD&A, which required expenditures of $8.534 million as follows:
•	$4.554 million to acquire 347,669,022 shares of Vatukoula Gold Mines Plc;
•	$2.169 million to acquire 200,000,000 shares of VGM; and
•	$1.811 million to enter into option agreement to acquire the Tuvatu gold exploration property.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for several years assuming no other factors changed, with the permitting process and limited summer work program for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required.  CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Risks and Uncertainties” section in the Company’s Annual Information Form dated March 16, 2009 as filed on SEDAR.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

In October 2008, the Company reviewed its current investment portfolio and strategy.  During this review, it was noted that the rates of return for Bankers’ Acceptances and Guaranteed Investment Certificates had declined significantly during the course of 2008.  The Company determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources.  A total of $1.962 million was invested in the equity stock of a number of major mining companies during late 2008.  During the quarter ended June 30, 2009, the Company sold a portion of

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

these investments (representing $1.539 million of the original cost) for a realized gain of $825,000. The market value of the remaining investments from this portfolio was $488,000 (representing an unrealized cumulative gain of $65,000).  The Company considers that these marketable securities, while acquired as part of a medium-term investing strategy, are highly liquid assets in view of the average trading volumes of such companies’ shares.  However, CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the companies’ shares that have been acquired, which is not certain.

As discussed above, during the quarter ended June 30, 2009, the Company acquired an interest in Vatukoula Gold Mines Plc.  As at June 30, 2009, this investment had a fair value of $10.473 million representing an unrealized gain of $4.036 million.

FINANCIAL INSTRUMENTS

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables.  Financial liabilities are classified as either held for trading, or loans and receivables.  The Company’s accounting policy for each category of financial instrument is summarized below:

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.  The Company has classified its other receivables as loans and receivables.

Held for trading: Financial assets and liabilities that are purchased and incurred with the intention of generating income in the near term are classified as held for trading.  Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to net income (loss) along with gains and losses arising from changes in fair value.  Regular-way purchases and sales of financial assets are accounted for on the trade date.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading.  Derivative financial instruments that are not hedges are also treated as held for trading assets or liabilities.

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold to maturity.  These are initially recognized at fair value including direct and incremental transaction costs and are subsequently valued at amortized cost using the effective interest rate method.  The Company has no financial assets classified as held-to-maturity.

Available-for-sale assets are financial assets that are designated as available-for-sale and are not categorized into any other categories as described above.  These assets are initially recognized at fair value including direct and incremental transaction costs and are subsequently held at fair value with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the cumulative gain or loss is transferred to net income.  The Company had no financial assets designated as available-for-sale.

Other liabilities: If not classified as held for trading, financial liabilities are classified as other liabilities.  After initial measurement at fair value, other liabilities are measured at amortized cost using the effective interest rate method.  Gains or losses are recognized in net income (loss) in the period when the liability is derecognized.  The Company has classified its accounts payable and accrued liabilities as other liabilities.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

The fair values of the Company’s held for trading (current) assets, such as cash and cash equivalents, short-term investments and marketable securities, approximate their carrying values of $23.966 million at June 30, 2009 (December 31, 2008 - $22.972 million) as these items are carried (on the balance sheet) at fair values with gains and losses recorded in the statement of operations.  The nature of the Company’s held for trading assets are such that they are valued based upon quoted market prices as at the reporting date

NORMAL COURSE ISSUER BID

The Company conducted a normal course issuer bid (the “Bid”) from May 13, 2008 to May 12, 2009.  During the six months ended June 30, 2009, the Company acquired 68,500 common shares under the Bid for a total cost of $12,000.  All shares purchased under the Company’s normal course issuer bid were cancelled and returned to treasury as soon as practical after the purchase date.  The total number of shares purchased under the Bid that expired May 12, 2009 was 1,784,500 for a total cost of $390,000.

Effective June 1, 2009, the Company obtained TSX approval to renew its Bid for a further one year period ending May 31, 2010.  Under the renewed Bid, the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company.  Daily purchases under the Bid may not exceed 37,481 common shares, subject to certain prescribed exceptions.  To date, no common shares have been purchased under the renewed Bid.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any).  The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice.  These estimates are reviewed on an ongoing basis for updated information and facts.  The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2, 3 and 4 to the financial statements for the year ended December 31, 2008.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Resource Interests

As described in this MD&A in the section entitled “Change in Accounting Policy” and in Note 3 to the unaudited financial statements for the three and six months ended June 30, 2009, during 2008, the Company changed its accounting policy relating to resource interests expenditures whereby exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and necessary financing to complete development obtained.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Impairment of long-lived assets

The carrying value of resource interests at June 30, 2009 was $5.053 million (December 31, 2008 - $5.053 million) and for plant and equipment was $568,000 (December 31, 2008 - $661,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources.   By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine.  The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

Asset retirement obligation (environmental estimates)

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at June 30, 2009, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.383 million (December 31, 2008 - $2.383 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.200 million (December 31, 2008 - $1.162 million) based upon the following assumptions: long-term inflation rate of 2%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of ten years.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.”  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. With regard to stock-based compensation charges in the three and six months ended June 30, 2009, management used the following assumptions for its Black-Scholes calculations:

Dividend yield	0%
Risk free interest rate	1.90%
Expected life	4 years
Expected volatility	83%

Any change in the assumptions used could have a material impact on the fair value of the stock-based compensation value.  In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options, and for purposes other than to determine the fair value to be assigned to stock options.  Accordingly, the use of a Black-Scholes valuation model may not always result in the determination of a compensation value that appears appropriate or reasonable in the circumstances, for example, the model may determine that a stock option grant at $0.30 per share is of higher value than a grant at $0.15 per share (where the grant price is assumed to equal market value and all other factors remain unchanged).

Financial Instruments

As disclosed in Note 3 to the audited financial statements for the year ended December 31, 2008, the Company elected to classify its marketable securities, short term investments and cash and cash equivalents as held for trading assets, which requires that gains or losses from changes in fair value are taken directly to net income, as this was considered the most appropriate classification.  Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The transactions to acquire shares in Vatukoula Gold Mines Plc during the quarter ended June 30, 2009, included certain options which have been characterized as derivative financial instruments.  These financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date.  In the absence of a market value, the fair value is calculated using standard financial valuation models (such as option pricing models).  These calculations require a large amount of judgment which could have a significant impact on both the carrying value of the derivative financial instrument and the Company’s results of operations as changes in market value are recorded in net income.  The Company has applied various assumptions to value the Viso Gero Call Option and the CZN Option to acquire additional shares in VGM, as described below.  The use of different assumptions could have a material impact to the financial statement disclosures as concerns their carrying value on the balance sheet and the impact of changes in fair value in the Statement of Operations.

The Company has determined that the Viso Gero Call Option is similar in nature to a covered call.  The fair value of this option was calculated as the difference between the cost of shares in VGM to

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Canadian Zinc and the strike price of the call option adjusted for a probability weighting of 20% on initial inception and 5% on June 30, 2009.

The CZN Option was valued using the Black-Scholes valuation model, subject to a probability weighting of 5%.  The assumptions used in the Black-Scholes calculation are disclosed in Note 8 to the unaudited financial statements for the period ended June 30, 2009.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 20 to the unaudited financial statements for the period ended June 30, 2009.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies outlined in Notes 2, 3, and 4 of the Company’s audited financial statements for the year ended December 31, 2008, have been consistently applied during the six months ended June 30, 2009, with the exception of the initial adoption of new accounting standards as described below.  In addition, following several new transactions in the three months ended June 30, 2009, the Company has added an accounting policy that addresses derivative financial instruments as noted below:

Derivative financial instruments:  Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Embedded derivatives are separated from the host contract when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract

On January 1, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets” of the CICA Handbook.  Additional information on the adoption of this accounting standard can be found in Note 4 to the unaudited financial statements for the three and six months ended June 30, 2009.

In February 2008, the CICA Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for public companies in Canada.  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is continuing to assess the impact implementation of IFRS will have on its financial statements through, among other items, initial review of IFRS standards currently in place and a “diagnostic” of the impact on the Company’s current accounting policies.  The Company has ensured that certain key individuals involved in its financial reporting processes, and moving forward, the implementation of IFRS, have received initial training in IFRS, primarily through review of literature and use of available courses.  The Company is currently in the process of completing a timetable for its IFRS conversion process which will be used to focus reporting to the Company’s audit committee on a quarterly basis.  Some of the key milestones include selection of accounting policies under IFRS (and notably IFRS 1 – First-time Adoption of International Financial Reporting Standards), detailed review and identification of differences between IFRS and Canadian GAAP standards as identified in overview at the diagnostic stage and preparation of draft financial statements in full IFRS format.

Additional information on the adoption of accounting standards, and on proposed future standards, can be found in Note 4 to the unaudited financial statements as at June 30, 2009.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 16, 2009, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and additional risks as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any resultant acquisitions, such as those discussed in this MD&A in the “Overview and Outlook” section, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks.  Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc.  Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business.  In addition Canadian Zinc may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution.  There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory.  The Dehcho have not settled their land claim with the Federal Government of Canada.  The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute.  The Company’s operations are potentially subject to a number of political, legislative and other risks.  Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters.  Such laws and regulations are subject to change and can become more stringent and costly over time.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development.  Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley.  There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk.  The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine.  Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations.  The occurrence of these various factors and uncertainties cannot be accurately predicted.  The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities.  Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits.  However, such licences and permits are subject to change in various circumstances.  Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine.  There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River.  The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site.  The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park.  In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road.  The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area.  There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.  All phases of Canadian Zinc’s operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time.  These laws are continuously evolving.  Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations.  Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.  The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company.  However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs.  As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs.  The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.  Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates - Asset retirement obligation (environmental estimates).”

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained.  No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations.  To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition.  Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations.  If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled.  Metal prices have fluctuated widely, particularly in recent years.  If the price of metals and minerals should drop significantly, as has recently occurred, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore.  Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced.  The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy.  Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations.  Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable.  Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations.  Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar.  Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and global and market

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

perceptions of the attractiveness of particular industries.  The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices.  Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Canadian Zinc may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s properties will require substantial additional financing.  Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Company’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs.  Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

A specific risk associated with the Prairie Creek Property is its remote location.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs.  Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008.  The Project Description Report is not a Feasibility Study.  The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report.  The resource estimation in the Technical Report does not constitute mineable reserves.  The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980.  The Kilborn feasibility study is outdated and cannot be relied upon.  The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated.  There is significant risk attaching to the proposed operation of aged equipment.

Mining operations generally involve a high degree of risk.  Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control.  Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate.  The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations.  Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms.  In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons.  Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties.  The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects.  The validity and ownership of mining property holdings can be uncertain and may be contested.  There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories.  The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims.  Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained.  Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects.  No assurances can be given that there are no title defects affecting such properties.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Competition

The mining industry is competitive in all of its phases.  There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc.  As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at August 14, 2009, the Company had the following securities issued and outstanding:

Common shares	118,900,563
Common share purchase options	6,740,000	exercisable between $0.23 - $0.94 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008, and concluded that such disclosure controls and procedures were operating effectively at that date.  The CEO and CFO monitor and evaluate disclosure controls and procedures on a regular basis throughout the year.  There were no significant changes to the Company’s disclosure controls process during the three and six months ended June 30, 2009.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2008.  Additional evaluations are performed on a regular basis during the year.  There have been no material changes to internal controls since the year ended December 31, 2008.

  Accordingly, the Company believes that, as at June 30, 2009, its internal controls over financial reporting were designed and operating effectively, to the extent it was possible to test, to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CANADIAN ZINC CORPORATION: Management’s Discussion & Analysis for the period ended June 30, 2009 (Amended and Restated)

Ernst & Young LLP, an independent registered public accounting firm, audited the financial statements for the year ended December 31, 2008, and expressed an unqualified opinion thereon.  Ernst & Young LLP also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2008.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the three and six months ended June 30, 2009.
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